UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    913837100
                                 (CUSIP Number)

Alan S. Parsow          with a copy to                       David L. Hefflinger
General Partner                                           McGrath, North, Mullin
P. O. Box 818                                                      & Kratz, P.C.
Elkhorn, NE 68022                                    1400 One Central Park Plaza
(402) 289-3217                                                   Omaha, NE 68102
                                                                  (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 4, 2000
             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 913837100              13D                           Page 2 of 3 Pages

1.    Name of Reporting Person
      SS or IRS Identification Number of Above Person

      Elkhorn Partners Limited Partnership / 47-0721875

2.    Check the Appropriate Box if a Member of a Group

      /X/  (a)                   / /  (b)

3.    SEC Use Only

4.    Source of Funds

      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)

      / /

6.    Citizenship or Place of Organization

      Nebraska

                                      7. Sole Voting Power

                                           550,300 Shares
      Number of
      Shares                          8. Shared Voting Power
      Beneficially
      Owned by                             0
      Reporting
      Person                          9. Sole Dispositive Power
      With
                                           550,300 Shares

                                     10.  Shared Dispositive Power

                                           0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      550,300 Shares

12.   Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

      / /

13.   Percent of Class Represented by Amount in Row 11

      Approximately 9.1% of voting securities

14.   Type of Reporting Person

      PN

CUSIP NO. 913837100              13D                           Page 3 of 3 Pages


     Elkhorn Partners Limited Partnership makes this filing to amend certain information previously reported by Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership. Parsow Partnership, Ltd. liquidated effective June 30, 2000. Former partners of Parsow Partnership, Ltd. became partners in Elkhorn Partners Limited Partnership. The shares of UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. ("UNIVERSAL") common stock previously owned by Parsow Partnership, Ltd. were transferred to Elkhorn Partners Limited Partnership. This filing constitutes Amendment No. 3 to the Schedule 13D of Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership. Elkhorn Partners Limited Partnership amends such prior schedule 13D reports with respect to the common stock of UNIVERSAL by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) As of October 4, 2000, Elkhorn Partners Limited Partnership owns 550,300 shares of UNIVERSAL common stock. The UNIVERSAL Form 10-Q for the quarter ended June 30, 2000 reported that there were outstanding 6,072,564 shares of UNIVERSAL common stock as of August 11, 2000. Based on this number, Elkhorn Partners Limited Partnership owns approximately 9.1% of the UNIVERSAL common stock.

         (c) During the past 60 days, Elkhorn Partners Limited Partnership purchased 34,200 shares of UNIVERSAL common stock, in open market transactions, at prices ranging from $6.78 to $7.0625 per share.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED: October 5, 2000

Elkhorn Partners
Limited Partnership

By    /s/  Alan S. Parsow
     Alan S. Parsow
     General Partner